UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Palm, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
696643105

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
     This Amendment No. 1 supplements and amends Item 4 and 7 of the statement on Schedule 13D filed on November 5, 2007 (as amended, the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the original Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding immediately prior to the penultimate paragraph of Item 4 the following:
Securities Purchase Agreement
     On December 22, 2008, Elevation entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, providing for the purchase by Elevation of 100,000 detachable units (the “Units”) for an aggregate purchase price of $100 million, with each Unit consisting of (i) one share of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) convertible into Common Stock at a conversion price of $3.25 and (ii) warrants (the “Warrants”) exercisable for the purchase of 70 shares of Common Stock at an exercise price of $3.25. The Securities Purchase Agreement provides that in certain circumstances and subject to certain conditions, the Issuer has the right to require Elevation to sell up to an aggregate of 49,000 of the Units to one or more financial institutions or pursuant to an underwritten public offering prior to March 31, 2009 for a purchase price equal to or greater than the purchase price paid for such Units by Elevation, with the Issuer receiving any net gains realized upon such a sale.
     The Securities Purchase Agreement contains representations, warranties and covenants of Elevation and the Issuer regarding matters that are customarily included in investments of this nature. Pursuant to the terms of the Securities Purchase Agreement, the purchase of the units by Elevation is subject to conditions to closing that are customary for an investment of this nature.
     The description of the terms and conditions of the Securities Purchase Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 7, which is incorporated by reference.
Item 7. Material to Be Filed as Exhibits
             Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:
7.	Securities Purchase Agreement, dated as of December 22, 2008, by and between Elevation Partners, L.P. and Palm, Inc.

Signatures
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 23, 2008

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION MANAGEMENT, LLC

By:	*

Name: Fred Anderson
Title: Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons
pursuant to Power of Attorney

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